

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Gerard Werner
President
Global Green Holdings, Limited
2208 Pershing Avenue
Sheboygan, WI 53083

> **Re:** **Global Green Holdings, Limited**
> **Form 10**
> **Filed September 28, 2010**
> **File No. 000-54134**

Dear Mr. Werner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that because you are not subject to the reporting requirements of Section 13(a) or Section 15(d) the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is unavailable to you. Please remove references to Private Securities Litigation Reform Act from this filing.

2. Please number the pages of your future filings.

Description of Business, page 2

3. Please revise to eliminate the use of redundant and repetitive disclosure throughout your Form 10. For example, but without limitation, you repeat the restrictions on sales of "penny stocks" throughout your registration statement.

4. We note a reference to a "Form 1" on this page. Please correct this reference.

5. You state that if you intend to facilitate a market in your securities you would be subject to SEC rules that impose "special sales practices" on brokers and dealers. Please specify the SEC rules that would apply to you. Also please clarify whether these are different rules than the requirements under Rules 15g-1 et seq of the Securities Exchange Act of 1934.

Search for Business Opportunity, page 4

6. We note your disclosure that you cannot assure that any acquisition that occurs would be on terms that are favorable to you or your shareholders. Please explain why you would engage in a transaction that you believed was neither favorable to you nor favorable to your stockholders.

7. We note that you state here and elsewhere in your registration statement that you intend to direct your search for a business opportunity towards enterprises that are able to satisfy the eligibility requirements to list on NASDAQ. Elsewhere, however, you state that you are not restricting your search in any way. Moreover, you disclose that you anticipate that business opportunities presented to you will likely be recently organized, experiencing financial difficulties and in need of funds to develop a new product or service. Please revise your disclosure here and throughout your registration statement, to express your opinion on the likelihood that the enterprise you engage in a business combination with will satisfy the eligibility requirements on the NASDAQ.

Potential Consequences, page 5

8. You state that in your judgment your sole officer or director would not be considered an "underwriter" in connection with a business combination. Please provide us with your analysis whereby you made this determination.

9. Please clarify that NASDAQ is an exchange rather than a national automated securities quotation system.

10. Please note that Rule 15c2-6 has been removed and reserved. Please revise your disclosure accordingly.

Form of Acquisition, page 9

11. We note your disclosure here and throughout the registration statement that "it is possible that management will receive favorable terms of exchange with the target company that will not be available to other shareholders." Please provide a discussion of relevant state law applicable to you that would permit you to engage in a business combination wherein

members of management could receive terms that were more favorable than other shareholders, including a discussion of management's fiduciary duties, if any. Please note that this comment applies to your disclosure in risk factor 23 as well, "The Company's present management and stockholders may lose control."

Risk Factors, page 13

12. Please strive to eliminate redundancy in your risk factors. For example, the discussion regarding the financial statements that may have to be provided in connection with a business combination in risk factor 7, "Reporting requirements may delay or preclude acquisition," are largely repeated in the second paragraph of risk factor 13, "The Company may have to rely upon unaudited financial statements of a potential business opportunity."

13. Please ensure that all risk factor disclosure has been updated for this Form 10 filing. For example, we note references to the holding periods for re-sale under Rule 144 appear to be out-dated. Also, you refer to a market price of securities being offered under the registration statement in risk factor 24, "There is no public trading market for the company's common stock."

Certain adverse effects…, page 21

14. Please note that each risk factor affecting your business should have a separate subheading. Please revise.

Management's Discussion and Analysis or Plan of Operations, page 23

15. We note your disclosure that you would seek assurances from a target entity that they would provide audited financials within 75 days of a business combination transaction. On page 9, you state that you would require audited financials within 60 days. Please reconcile.

Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters, page 37

16. Please clarify that your company will not be listed on the OTCBB. The OTCBB is not an exchange; rather it is an interdealer quotation system.

17. On page 40, you state there are two holders of your common stock. However, on page 41, you list three holders in the table under Recent Sales of Unregistered Securities. Please reconcile.

18. Please revise your disclosure throughout to reflect the current requirements under Rule 144.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, accountant, at (202) 551-3364 or Terry French, accountant branch chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Paul Fischer for
Larry Spirgel
Assistant Director